CODE OF BUSINESS ETHICS

Foreword

Mega Media Group Inc. and its subsidiaries (individually and collectively “MMG”) are uniquely positioned to make a lasting impact on the way business is conducted in the entertainment industries. MMG can only be successful in doing so, however, if our employees adhere to the highest standards of business conduct. Therefore, our vision requires adherence to high ethical standards, in addition to basic compliance with the law. Consequently, where permitted by law, as a condition of employment at MMG, every employee must annually acknowledge in writing that he or she has read MMG’s Code of Business Ethics (“COBE”).  Where permitted by law, failure to do so by the employee will result in his or her dismissal from MMG.

The purpose and scope of COBE

Among MMG’s most fundamental operating principles are adherence to high ethical standards and compliance with all laws and regulations applicable to our business.  The reputation of MMG, the quality of our work-place experience, and the satisfaction of our obligations to shareholders depend on each employee achieving these levels of conduct.  The MMG Board of Directors has adopted this COBE to inform all employees, including officers, of their legal and ethical obligations to MMG.   All employees, agents, consultants, contractors, and representatives are required to comply with COBE.  Adherence to COBE will help to create and maintain an environment of trust and loyalty at MMG. It can also prevent violations that could expose MMG, its employees, officers and directors to civil liability and/or criminal prosecution and penalties.

COBE lists or summarizes certain corporate policies whose purpose is to promote ethical and legal behavior by employees and the Company.  COBE is not intended to catalogue every activity that may present questions regarding appropriate conduct or list every policy that may address those questions.  Its purpose is to state basic principles and to provide guidance to employees in areas that carry special emphasis.  Employees are expected to adhere to all approved corporate policies and procedures.  Failure to do so can result in disciplinary action up to and including termination.  The following is a summary of those policies that are due special emphasis.

Compliance with law and regulations

A variety of laws applies to MMG and its operations, and some carry criminal penalties. These laws include, but are not limited to, federal and state laws relating to MMG’s business, FCC rules SEC regulations, and its status as a public company. Examples of criminal violations of the law include, among others:

•	making false or misleading disclosures in documents filed with the Securities and Exchange Commission (the “SEC”);

•	trading on inside information;

•	stealing, embezzling, or misapplying the Company’s funds;

•	using threats, physical force, or other unauthorized means to collect money;

•	making a payment for an expressed purpose on the Company’s behalf to an individual who intends to use it for a different purpose;

•	“Payola”- making illegal payments to radio station programmers.

MMG must, and will, report all suspected criminal violations to the appropriate authorities for possible prosecution, and will investigate, address, and report, as appropriate, non-criminal violations.

It is the responsibility of each employee to comply with the laws, rules, and regulations applicable to him or her personally and due to his or her status as an employee. No employee may delegate that responsibility to another person or to MMG.

Full, fair, accurate and timely disclosures by the company to the public

Employees who are directly or indirectly involved in the preparation of the financial and other disclosures that MMG makes to the public, including in its filings with the SEC or by press release, must, in addition to complying with all applicable laws, rules, and regulations, follow these guidelines:

•	Act honestly, ethically, and with integrity;

•	Comply with this COBE;

•	Endeavor to ensure full, fair, timely, accurate, and understandable disclosure;

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Managers and department heads should, through leadership and communication make sure that employees understand MMG’s obligations to the public and under the law with respect to its disclosures, including that results are never more important than compliance with the law;

•	Raise questions and concerns regarding MMG’s public disclosures when necessary and ensure that such questions and concerns are appropriately addressed;

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Provide directors, employees, consultants, and advisors involved in the preparation of MMG’s disclosures to the public with information that is accurate, complete, objective, relevant, timely, and understandable;

•	Act in good faith, responsibly, and with due care, competence, and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated by others;

•	Proactively promote honest and ethical behavior among peers in your work environment;

•	Achieve proper and responsible use of and control over all MMG assets and resources employed or entrusted to you;

•	Record or participate in the recording of entries in MMG’s books and records that are accurate to the best of your knowledge; and

•	Comply with MMG’s disclosure controls and procedures and internal control over financial reporting.

Accurate books and records

MMG must keep accurate and complete records of MMG transactions. Internal transactions and transactions between MMG and outside individuals and organizations must be promptly and accurately recorded (1) in accordance with generally accepted accounting principles and practices, (2) in accordance with MMG’s accounting and finance policies, and (3) in a manner that reasonably reflects the underlying transactions and events. No one shall cause MMG to enter into a transaction that is not approved and executed in accordance established policies and procedures (e.g., securing management approval prior to entering into agreements or obtaining goods or services without a purchase order and check request). All reporting (e.g., expense reports and invoice transmittals) must be accurate, honest, timely and a fair representation of the facts.

Antitrust

MMG’s policy is to comply strictly with all applicable antitrust and competition laws. MMG operates in a highly competitive environment.  As a result, the antitrust laws are an important fact of everyday business life.  The antitrust laws are complex and must be complied with strictly.  Routine business decisions involving prices, terms and conditions of sale, dealings with suppliers and customers, and many other matters present potential problems under antitrust laws.  It is therefore essential that MMG employees be aware of the antitrust laws and guard against their violation.  MMG employees must not:

•	Discuss pricing or pricing practices with a competitor,

•	Agree with anyone not to deal with another company,

•	Force a customer to buy one product in order to get another product, or

•	Attempt to control a customer’s resale price.

Business use of equipment, data and software

As a general rule, all equipment, systems, services, networks, and software belonging to MMG are for business use only. However, MMG makes an exception for incidental personal use (see below).  MMG reserves the right to audit, access, and disclose all information and data (including electronic mail messages), stored on or in any MMG equipment or furniture, for any purpose. Any illegal or unauthorized use of MMG equipment, systems, services, networks, or software by an employee at any time may subject the employee to disciplinary action up to and including legal action and/or termination of employment.   Employees may not access MMG data unless they are authorized and have a MMG business-related need to do so. Unauthorized possession, modification, destruction, use, or disclosure of such data is prohibited.   Making, acquiring, or using unauthorized copies of any computer software is not permitted.

For purposes of this policy, “incidental personal use” includes, by way of example, writing a personal letter, making a telephone call to a friend or family member, sending a personal e-mail message, or accessing the web.   Conversely, and by way of example, it does not include using MMG equipment to operate a side business.

In any event, the primary use of MMG equipment must be for MMG business purposes, and any incidental personal use must be legal, ethical, and appropriate and must not interfere with the conscientious performance of an employee’s MMG duties.

Confidential information

Employees must respect and protect the complete confidentiality of MMG’s business information. Confidential business information is information:

•	To which employees may have access in the course of their work;

•	That is generally unavailable to the public; and

•	That relates to MMG, its customers, business partners, competitors, or others.

Employees may not use confidential business information to advance their personal interest through investment activities or in any other way.   This prohibition extends to the disclosure of such information to outsiders or to other employees whose duties do not require them to have the information.   It also extends to the unauthorized disclosure of such information to press representatives or financial and trade analysts, or disclosure to anyone who may stand to profit by such information.

Conflicts of interest

Employees have a duty to avoid financial, business, or other relationships that might be opposed to the interests of MMG or that might interfere with the proper performance of their duties, responsibilities, or loyalty to MMG. The term “conflict of interest” describes any circumstance that could cast doubt on an employee’s ability to act in a manner consistent with MMG’s best interests. Employees must conduct themselves in a manner that avoids even the appearance of conflict between their personal interests and those of MMG.

An employee’s best course of action is to review specific situations with MMG’s management.  If there is any doubt as to whether there may be an actual or perceived conflict of interest, the employee and management should consult with MMG’s Chief Operating Officer, David Kokakis, 646-839-5500 (for all matters), outside counsel, Andrew G. Tavel, Esq. at Greenberg Traurig, LLP, 212-801-9334 (for any entertainment industry-related matters) or Michael Koblenz, Esq. at Mound, Cotton, et al., 212-804-4200 (for any corporate, ethics, employment or other matters).

Conflicts of interest arise in many ways and it is not possible to list all of them. The following is a non-exhaustive list of examples of situations that must be avoided by employees and their immediate family members or cleared in advance in writing by MMG’s C.E.O. or C.F.O.:

•	Acting as a director, officer, employee, or agent of a MMG competitor, customer, or supplier.

•	Acting as a director, officer, or agent of a charitable organization that receives material contributions from MMG.

•	Accepting gifts or favors from MMG competitors, customers, or suppliers.

•	Owning or acquiring any interest with a value that is significant to the employee in a company that is a MMG competitor or supplier.

•	Investing in an entity in which MMG has (or is considering obtaining) a financial interest.

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Engaging in a personal business opportunity that is related to MMG’s current or reasonably anticipated business (for example, signing an artist to a deal with your personal management or production company).

•	Purchasing materials or services on behalf of MMG from a supplier in which the employee or the employee’s family member has a material financial interest.

•	Representing MMG in any transaction in which the employee has a personal financial interest.

•	Disclosing or using an employee’s knowledge or information about MMG for the personal profit or advantage of the employee or anyone else.

•	Engaging in an outside business activity during regular business hours.

An employee may not use a friend, family member, or other entity for purposes of circumventing this conflict of interest policy.  Employees have an ongoing duty to disclose situations that may constitute the appearance of or an actual conflict of interest.

Drug-free workplace

MMG’s policy is to maintain a drug-free workplace.   Accordingly, employees may not unlawfully manufacture, distribute, possess, use, or be under the influence of prohibited substances at any time on MMG premises, while on MMG business, or while driving vehicles owned, rented, or leased by MMG.   This policy applies to MMG employees, contractors, and temporary employees working on MMG premises.  MMG will impose penalties on any such employee, contractor, or temporary employee, including disciplinary action up to and including termination. Any employee convicted of a drug violation occurring in the workplace must notify MMG’s management within five days of the conviction.

Equal employment opportunity

MMG is an equal opportunity employer.   It takes continual positive actions to provide equal opportunity in all business activities without regard to an individual’s race, color, religion, sex, age, marital status, disability, national origin, veteran status, sexual orientation, or any other factor protected by law.  Further, it is the policy of MMG to make reasonable accommodation for the employment of disabled persons.

The principles of Equal Employment Opportunity (EEO) are to be observed in all MMG actions including, but not limited to, employment, transfers, promotions, compensation, and related matters.

Alleged illegal discrimination complaints are reviewed by the appropriate MMG staff member as soon as they are reported.  MMG management is required to promptly address any incident of alleged illegal discrimination reported to them by an employee.  Reports and investigations of discrimination concerns are treated confidentially.  MMG does not engage in or tolerate retaliation by its employees against those who bring allegations of discrimination to the attention of any member of MMG management.

Employee conduct and standards

MMG strives to provide a working environment where employees are fairly treated, feel safe, and can work without unnecessary distraction from other employees or from the outside. MMG expects employees to conduct themselves in accordance with high standards of business conduct. Employees who do not comply with the expected standards of conduct may be subject to disciplinary action, which may, based on the nature of the conduct, include immediate termination of employment with or without prior notice.

Engaging in any behavior that is unethical, dishonest, reckless, damaging, or disruptive to the conduct of business, or any other unacceptable act, as determined by MMG’s management, is prohibited.

Employee expectations of privacy

MMG respects the personal privacy of its employees.  This extends to personal messages and personal items in the work place.  However, MMG reserves the right to inspect work spaces and to audit, access, and disclose all information and data (including electronic mail messages), stored on or in any MMG equipment or furniture, for any purpose.

Gifts and entertainment

Giving Gifts - Government Employees & Officials

Laws and regulations concerning business transactions with many national, state, provincial and municipal governments and agencies, either prohibit government employees or officials from accepting gifts, gratuities or entertainment or otherwise limit such acceptance of gifts, gratuities or entertainment.

MMG prohibits giving any government or agency employee or official a gift, gratuity, or entertainment unless it is first established that it is permitted by applicable law. If you need advice, or if you have reason to believe that giving a gift or entertainment to a government official or employee may violate a law or regulation, discuss the matter with MMG’s management.

Receiving Gifts - Employees

By receiving gifts or entertainment, an employee may create the impression that he or she favors an advertiser, client, agent, supplier, consultant or business partner for reasons of personal advantage rather than because of price, quality, or service.

An employee who is directly involved in acquiring products or services from an outside vendor must use special care to avoid the existence—or even the appearance—of impropriety.

MMG does not prohibit the receipt of gifts and entertainment. Employees are expected to use good judgment and to accept gifts or entertainment only if all of the following apply:

•	The gift or entertainment is of limited value (US $250 or less from a single supplier in a calendar year) and in a form that it will not be construed as a bribe or payoff;

•	Giving and accepting the gift or entertainment is consistent with accepted ethical customs and practices; and

•	Disclosure of the gift or entertainment to fellow employees would not embarrass the recipient employee or MMG.

Questions regarding the appropriateness of accepting a gift or offer of entertainment should be addressed to MMG’s management.  Exceptions of this policy require the prior written consent of MMG’s management.

Harassment

MMG strives to provide a work environment free from harassment in all forms including sexual harassment and discrimination based on race, religion, national origin, age, gender, sex, sexual orientation, or disability.   “Harassment”, in general, is unwelcome or unwanted, offensive behavior expressed by an employee toward another, which may include such conduct as slurs, jokes, intimidation or any other verbal or physical attack upon a person based on race, religion, age, gender, disability, national origin, sex, sexual orientation, the performance of sexual favors as a condition of an employee’s employment status, or conduct that creates an intimidating, hostile, or offensive working environment.   “Sexual harassment” is unwanted sexual advances, or visual, verbal, or physical conduct of a sexual nature. It includes all forms of offensive behavior, including gender-based harassment of a person of the same sex as the harasser.  Sexual harassment is not to be tolerated in the workplace or in other work-related settings such as business trips and business-related social events.

Any employee found to have harassed or otherwise discriminated against another employee or individual with a business relationship with MMG is subject to disciplinary action up to and including termination of employment. Retaliation against an employee who reports alleged harassment or discrimination because of a prohibited reason will not be tolerated.

Insider trading

It is MMG’s policy to comply with all laws, rules, and regulations governing trading in company securities by insiders.  Employees may not buy or sell MMG securities on the basis of material, non-public information (“inside information”) nor may employees possessing inside information disclose (“tip”) such information to any other person (including friends and family members) where such information may be used by such person to his or her profit by trading securities. The law forbids employees—and anyone who obtains information from an employee—from buying or selling securities on the basis of inside information, no matter how small the transaction.   Violation of insider trading provisions can result in criminal penalties, including liability for damages, large fines, and imprisonment.

International business

Employees who conduct business outside the United States must comply with the specific laws and regulations of the host country.   Any questions concerning specific appropriate international conduct should be directed to MMG’s management.

Employees must comply with U.S. anti-boycott laws that prohibit U.S. citizens and companies from supporting in any way one foreign country’s boycott of another foreign country.  In some cases, the mere receipt of a request to participate in a boycott must be reported to the U.S. government.   Failure to report may constitute a legal violation, even if the MMG employee has refused to participate in the boycott.

Internet, e-mail, voicemail, and other messaging systems

MMG regards Internet access as well as e-mail, voicemail, and other messaging systems provided by MMG as significant firm resources, and encourages, full, productive use of these systems.  The Internet, e-mail, voicemail and other messaging systems and other messaging systems should be used primarily for business purposes.  Reasonable personal use is permitted.  In all cases, the content of messages and the accessing of Web sites must conform to MMG’s business principles and policies and should be prudent and professional.  Under no circumstances should you initiate or forward a message that contains a discourteous, offensive, crude, or sexual material.  Confidentiality should always be borne in mind: these systems cannot be considered private, and your message (whether through misdirection, response to legal process or otherwise) may read or heard by someone other than the intended recipient inside or outside of MMG.  MMG reserves the right to monitor use of the Internet and messaging systems, to review all communications and to disclose such information to others.  If you have questions about the proper use of the Internet or about the proper content of e-mail or voicemail messages, or have received or noticed an inappropriate message you should consult MMG’s management.

Political contributions

MMG’s policy is to comply strictly with laws, rules, and regulations governing political activities, including political contributions.  MMG encourages participation in the political process by its employees.  However, the U.S. government, some states, and some other countries have enacted laws regulating political activity, including campaign contributions, in order to limit the political influence of certain types of contributors.  For more information and specific guidelines relating to political contributions, please consult with MMG’s management prior to making any significant political contributions.

Privacy and communications

Compliance with MMG policies regarding online privacy and propriety in communications is mandatory.  MMG’s guidelines for web pages require providing users with notice of information practices, choices in how information can be used, opportunity to access, update or correct contact information, protection of personally identifiable information, and means for allowing visitors to contact the administrator.  Any MMG web site that collects user data must follow these privacy guidelines.

Release of business or financial information

MMG is committed to making accurate and timely public disclosure of all business and financial information required by law, regulation, or sound business policy, without advantage to any particular analyst or investor, consistent with the requirements of the Fair Disclosure Regulation (“Regulation FD”) of the SEC. MMG’s policy is to balance its interests in maintaining an open dialogue with stockholders, potential investors, and the market against its need for confidentiality about key business and operating strategies. MMG will continue to provide stockholders and the market with access to key information reasonably required to make an informed decision on whether to invest in MMG stock, in a manner consistent with the requirements of Regulation FD and other applicable rules and regulations.

No employee is authorized to communicate business or financial information about MMG that is non-public, material information.

Service on third-party boards of directors

It is recognized that, from time to time, some MMG employees will be asked to serve as members of boards of directors of companies that are not affiliated with MMG.  Generally, MMG’s policy on Conflicts of Interest emphasizes the right of employees to carry on such outside business or other activities as they may deem proper, provided that the activities are legal, do not interfere with performance of MMG duties, do not involve use or misuse of MMG influence or resources, and do not discredit MMG’s name.   Additionally, MMG recognizes that there may be good business and personal reasons for its employees to have the opportunity to sit on third party boards of directors.

As a general rule, service by MMG employees on outside boards is, therefore, permissible.     Any employee desiring to serve on a third-party board of directors must first receive written approval from MMG’s management.

Software licensing and registration

MMG’s policy is to honor all software copyrights and restrictions for software used on MMG computers.  Most computer software is protected by copyright laws and contractual restrictions that safeguard the software manufacturer’s investment in creating new software.  When MMG or an employee purchases a copy of a software package, the copyright owner, and not the purchaser of the software, retains the right to control the number of copies made of the software.  The purchaser’s limited rights to use the software are set out in a license agreement that comes with the software.  The precise terms of such licenses vary among software programs, but certain key restrictions are common to most licenses.

Each employee must ensure that no use of third-party software at MMG infringes the copyright of any party or violates any license.

Waiver of certain provisions of this COBE

Waivers of certain provisions of this COBE with respect to an executive officer must be approved by the Board in accordance with applicable rules and standards. In some circumstances, MMG must publicly disclose a waiver and/or amendment of the COBE.

Interpretation, investigation, and disciplinary action under COBE

The ethics principles and standards in COBE are necessarily general in nature.   From time to time, questions will arise as to whether a particular course of conduct violates COBE or any MMG policy.   Employees are encouraged to discuss these questions openly with MMG’s management.   MMG’s C.O.O. and outside counsel are available to help employees evaluate a particular course of conduct or understand a particular law, regulation, or policy.

The preferred approach for reporting COBE violations is for an employee to talk to his or her direct manager.   If the issue is not resolved within the management chain, the employee may report the violation to a member of MMG’s management.   If an employee does not feel comfortable discussing the matter on a local level or requires additional guidance, he or she should contact MMG’s outside counsel.  Contact information for these individuals is as follows: Andrew G. Tavel, Esq. at Greenberg Traurig, LLP, 212-801-9334 (for any entertainment industry-related matters) or Michael Koblenz, Esq. at Mound, Cotton, et al., 212-804-4200 (for any corporate, ethics, employment or other matters).

Reporting known or suspected violations is a sensitive issue.   However, employees must recognize that COBE violations damage MMG by creating an unnecessary risk of criminal prosecution or of civil liability and by tarnishing MMG’s good reputation.   This can have a profoundly adverse effect on the livelihood of all employees. Therefore, employees should report all questionable conduct or violations of COBE.  Under no circumstances will any employee be subject to disciplinary or retaliatory action solely as a result of making a good faith report of a violation or potential violation.  To the extent possible, MMG will preserve the confidentiality of communications regarding possible violations.

Whistleblower policy

General Statement of Purpose

MMG is committed to fostering a workplace conducive to open communication regarding MMG’s business practices and to protecting employees from unlawful retaliation and discrimination for their having properly disclosed or reported illegal or unethical conduct. In an effort to further this commitment, this policy: (i) establishes guidance for the receipt, retention, and treatment of verbal or written reports received by MMG regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by MMG employees or third parties ("Reports"); (ii) establishes guidance for providing MMG employees a means to make Reports in a confidential and anonymous manner; and (iii) makes clear the MMG's intention to discipline, up to and including termination of employment, any person determined to have engaged in retaliatory behavior.

Receipt

This policy and information regarding problem resolution resources shall be provided to MMG’s employees and made generally available through MMG’s website. MMG has designated MMG’s C.O.O., either of MMG’s outside counsel as noted herein, or the Chairman of the Audit Committee of the Board of Directors to be the recipients of all the Reports filed under this policy, and has designated MMG’s C.O.O. to coordinate any necessary action.

Retention

Reports filed under this policy will be controlled and documented by MMG’s C.O.O., who shall maintain all related documentation for six years. All related documentation shall be maintained in secured files to which only the C.O.O., the Audit Committee members, and outside counsel shall have full access.

Treatment of Reports

All Reports will be taken seriously and addressed promptly, discreetly and professionally. Reports may be submitted anonymously or the person submitting the Report may request to remain anonymous. Should a person desire to remain anonymous, that desire will be respected. Discussions and documentation regarding reports will be kept in strict confidence to the extent appropriate or permitted by policy or law.

Should the person submitting the Report identify himself or herself, the recipient of the Report will communicate to the employee the steps to be taken to address the Report and the results of any MMG actions initiated. This confidential report process may be used either to submit a new Report, or to address an employee's previous Report, which such employee does not feel was adequately resolved.

Retaliation

Retaliation against any employee that files a Report or voices a concern under this policy is strictly prohibited. Employees determined to have engaged in retaliatory behavior or who fail to maintain an employee's anonymity if requested may be subject to discipline, which could include termination of employment. Any employee who feels that he or she has been subjected to any behavior that violates this policy should immediately report such behavior to MMG’s management, outside counsel or the Chairman of the Audit Committee. Please note however, that employees who knowingly file misleading or false reports, or without a reasonable belief as to truth or accuracy, will not be protected by this policy and may be subject to discipline, including termination of employment.

Audit Committee Review of Reports

A summary of reports received under this policy will be communicated to the Audit Committee on a quarterly basis (or a more frequent basis should conditions warrant more timely action).